SUPPLEMENT NO. 7 TO PROSPECTUS DATED MAY 7, 1996.

This supplement ("Supplement") to the Prospectus ("Prospectus") updates the Prospectus of West Coast Realty Investors, Inc. (the "Company") dated May 7, 1996. This Supplement is part of and must accompany the Prospectus. The date of this supplement is February 14, 1997.

This Supplement amends and supersedes the corresponding sections of the Prospectus and Supplements Numbers 1 through 6 to such Prospectus; however, subject to the qualification above, the Prospectus continues to control the terms of the offering, and all provisions thereof not supplemented or amended hereby remain pertinent to the offering and are incorporated herein by reference. Accordingly, current subscribers and prospective investors should read both the Prospectus and this Supplement No. 7 very carefully. All capitalized items used in this Supplement have the same meaning ascribed to them in the Prospectus unless otherwise indicated herein.

 The following supplements the "Dividends" portion of INVESTMENT OBJECTIVES AND POLICIES section of the Prospectus, beginning on page 23.

Dividends totaling $825,600 have been paid in 1996, for shareholders of record in 1996. It is estimated that between 35% and 40% of these dividends will constitute a return of capital when all of 1996 is completed. These 1996 dividends are summarized below:

Record          Date          Per          Outstanding        Total
Date            Paid         Share            Shares          Dividend
------         --------      -------      ----------------    -------------
01/01/96          4/15/96      $0.06       1,325,404        $79,524
02/01/96          4/15/96       0.06       1,371,794         82,308
03/01/96          4/15/96       0.06       1,401,664         84,100
04/01/96          7/15/96       0.0666     1,413,736         94,155
05/01/96          7/15/96       0.0666     1,445,236         96,253
06/01/96          7/15/96       0.0666     1,448,836         96,492
07/01/96         10/15/96       0.0666     1,448,836         96,492
08/01/96         10/15/96       0.0666     1,448,836         96,492
09/01/96         10/15/96       0.0666     1,498,246         99,784
10/01/96          1/15/97       0.0666     1,498,246         99.783
11/01/96          1/15/97       0.0666     1,500,651         99,943
12/01/96          1/15/97       0.0666     1,550,607        103,270

 The following supplements or amends the "MANAGEMENT'S DISCUSSION OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" Section of the Prospectus, beginning on page 37.

As of February 14, 1997, the Company has raised $14,462,708 in capital from prior offerings and $2,264,908 from the current offering (which were released from an escrow account on August 12, 1996, November 4, 1996, January 2, and January 14, 1997, or received in the form of dividend reinvestments). An additional $ 885,102 has been raised in the current offering for sales between January 2 and February 14, 1997; these funds are expected to be released from escrow in April, 1997.

RESULTS OF OPERATIONS -- NINE MONTHS ENDED SEPTEMBER 30, 1996 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1995

Operations for the nine months ended September 30, 1996 represent a full nine months of rental operations for the Blockbuster Video Building, Fresno Village Shopping Center, OPTO-22 Building, Riverside Marketplace, Brea, Technology Drive and Safeguard Building properties, and two months of rental operations at the Sacramento (Java City) properties.

The net income for the nine months ended September 30, 1996 continued to be significantly larger than the prior nine months ended September 30, 1995 amount due to the raising of additional funds and investment of such funds in income producing rental real estate and in money market funds. The Company did not have any adverse events that significantly impacted net income during the nine months ending September 30, 1996, and all properties that have been purchased by the Company have operated at levels equal to expectations. All tenants were current on their lease obligations.

For the nine months ending September 30, 1996 rental revenue increased $619,817 (53.8%) due to a full nine months ownership of the Technology Drive and Safeguard Business Systems properties and two months ownership of the Java City properties. Interest income decreased $22,289 (24%) due primarily to lower cash and government securities balances in the first nine months of 1996 as compared to the first nine months of 1995.

Operating expenses increased $7,711 (10.2%) as a reflection of the additional properties owned during the nine months ending September 30, 1996. Interest expense increased $224,971 (54.3%) as a reflection of the additional debt taken on in connection with additional property acquisition and refinancing activities. Despite the large debt amounts, the Company is still below the maximum 50% debt maximum that is allowed by the Company's by-laws (debt was 46% of property cost (as defined in the by-laws) at September 30, 1996). General and administrative costs increased $36,193 (52.2%) due to higher accounting, consulting fees, taxes and general insurance expense costs related to the Company. Depreciation and amortization expense increased $103,405 (56%) as the result of the ownership of additional properties during the nine months ending September 30, 1996 as compared to the nine months ending September 30, 1995.
Net income of $556,807 as of September 30, 1996 was $109,429 (24.5%) higher than the nine months ending September 30, 1995.

The weighted average number of shares outstanding at September 30, 1996 was 1,430,333 vs. 1,084,878 in 1995. The net income per share for the first nine months of the year decreased $.02 from September 30, 1995 to 1996. The Company did not realize an improvement in net income per share due to a larger percentage of the Company's assets being invested in relatively lower yielding money market investments as opposed to income-producing real estate during the nine months of 1996, compared to the nine months of 1995.

During the nine months ended September 30, 1996, the Company declared dividends totaling $825,059, compared to dividends of $577,617 declared for the nine months ended September 30, 1995. Cash basis income for the nine months ended September 30, 1996 was $845,044. This was derived by adding depreciation and amortization expense to net income. Thus, cash distributions for the nine months ending September 30, 1996 were $19,985 less than cash basis net income. In comparison, distributions in the nine months ending September 30, 1995 were $54,593 less than cash basis income. In either event, the Company continued to qualify as a REIT in 1996, and liquidity of the Company continues to be strong.

Cash resources increased $229,912 during the nine months ending September 30, 1996 compared to $1,544,098 in cash resources for the nine months ending September 30, 1995. This was the result of normal amounts of financing, investing, and operating activities that were expected to take place during the nine months ending September 30, 1996. For the nine months ending September 30, 1996, cash provided by operating activities increased $641,242 with the largest contributors being $845,044 in cash basis income, offset by a $109,016 increase in accounts receivable (increase in the deferred rent receivable due to recognition of rental income on a "straight-line" basis over the life of tenant leases), $78,462 decrease in accounts payable and accrued liabilities (attributable to a decrease in normal trade payables), and $16,443 decrease in security deposits and prepaid rents (due primarily to prepaid tenant rent received prior to January 1, 1996 which was not received prior to October 1,
1996). In contrast, during the nine months ended September 30, 1995, $2,039,304 was provided by operating activities. This resulted primarily from cash basis income of $632,210 (net income plus depreciation expense), plus $1,229,963 in
proceeds received in liquidation of a government securities account.   Cash used
in investing activities totaled $1,828,500 for the nine months ended September 30, 1996, resulting from the acquisition of the Sacramento (Java City) property
in August 1996.   In contrast,  $4,901,485 was used in investing activities for the nine months ended September 30, 1995 resulting from the acquisition of the Safeguard Building in May 1995. For the nine months ended September 30, 1996, financing activities provided an additional $1,417,170 in cash resources to the Company via the sale of additional shares in the Company ($1,579,005 in net proceeds), plus $724,465 in proceeds received from the lender in connection with the Java City acquisition, less cash dividends paid and payable of $773,302 and $133,910 in repayments on notes payable. In contrast, $4,406,279 was provided by financing activities for the nine months ended September 30, 1995. This resulted from $2,645,775 in proceeds received from the issuance of the Company shares, plus $2,276,750 in proceeds received from the lender in connection with the Safeguard Building acquisition, offset by cash dividends paid and payable of $466,430 and $49,816 used in repayments to the existing notes payable.

In summary then, the operating performance of the Company continued to improve as additional funds were raised, additional property was acquired, and all properties were operated profitably.

The following supplements and amends the "Liquidity and Capital Resources" Section of the Prospectus, beginning on page 40.

LIQUIDITY AND CAPITAL RESOURCES

During the nine months ended September 30, 1996 the Company declared dividends totaling $825,059, compared to the nine months ended September 30, 1995, when the Company declared dividends totaling $577,617. Dividends are determined by management based on cash flows and the liquidity position of the Company. It is the intention of management to declare dividends, subject to the maintenance of reasonable reserves.

During the nine months ended September 30, 1996 the Company raised an additional $1,599,917 in net proceeds as the result of the sale of shares from its third public offering. The Company used the net proceeds from this offering to purchase an additional income-producing property in August 1996 and to add to the cash reserve balances of the Company as is prudent given the amount of property now under ownership.

Management uses cash as its primary measure of the Company's liquidity. The amount of cash that represents adequate liquidity for a real estate investment company, is dependent on several factors. Among them are:

  1.    Relative risk of the Company's operations;
  2.    Condition of the Company's properties;
  3. Stage in the Company's operating cycle (e.g., money-raising, acquisition, operating or disposition phase); and
  4.    Shareholders dividends.

The Company is adequately liquid and management believes it has the ability to generate sufficient cash to meet both short-term and long-term liquidity need, based upon the above four points.

The first point refers to the risk of the Company's investments. At September 30, 1996, the Company's excess funds were invested in a short-term money market fund. The purchase of rental properties have been made either entirely with cash or the use of moderate leverage. During the nine months ended September 30, 1996, notes payable pertaining to property acquisitions by the Company increased $724,465 due to the purchase of an additional income - producing property in August 1996, while cash used in principal repayments of notes totaled $133,910. Although the notes are set up on an amortization schedule allowing for the repayment of principal over time, most of the principal on the notes is due in balloon payments that come due in the years 2001 through 2005. The Company is aware that prior to the time that these large payments come due, refinancing of the loans or the sale of the property(ies) will be necessary in order to protect the interests of the Company's shareholders. Furthermore, most of the properties' tenants are nationally known retailers or well-established business under long-term leases.

As to the second point, the Company's properties are in good condition without significant deferred maintenance obligations and are leased through "triple-net" leases, which reduces the Company's risk pertaining to excessive maintenance and operating costs.

As to the third point, the Company was liquid at September 30, 1996 since the Company is still operating in the "money-raising" stage. Virtually all funds raised were invested in a short-term money market fund. As of September 30, 1996, the Company has allocated approximately $430,000 towards a "reserve" fund (3% of gross funds raised, as disclosed in the Company's latest prospectus), $293,000 of cash held pending distribution to investors, $159,000 of cash to be used for current mortgage and accounts payable commitments, $112,000 in tenant security deposits, and the balance--$686,000-- expected to be invested in future property acquisitions. The Company's operations generated $845,044 in net operating cash flow in the nine months ending September 30, 1996 (net income plus depreciation expense). Thus, the Company is generating significant amounts of cash flow currently and could choose to withhold payment of all or a portion of dividends, if necessary, in order to rebuild cash balances.

Fourth, the amount of dividends to shareholders was made at a level consistent with the amount of net income available after application of expenses. The Advisor is careful not to make distributions in excess of the income available. The Advisor expects to increase the level of dividends as additional funds are raised, and overhead expenses are spread over a large base of investors' funds.

Inflation and changing prices have not had a material effect on the Company's operations.

The Company currently has no external sources of liquidity, other than funds that potentially could be received from the sale of additional shares.

The Company currently has no material capital commitments.
The Tax Reform Acts of 1986 and 1987 and the Revenue Reconciliation Acts of 1990 and 1993 did not have a material impact on the Company's operations.

The following amends the "MANAGEMENT" section on pages 42 through 45 of the Prospectus, concerning the Directors and Officers of West Coast Realty Investors, Inc., West Coast Realty Advisors, and West Coast Realty Management. (These changes are precipitated by the retirement of Mr. Haas, and the resignation of Mr. McGaughey as Treasurer of West Coast Realty Management in order to assume unrelated duties within Associated Financial Group).

   The Directors and Officers of the Company are:

     NAME                                         POSITION

Philip N. Gainsborough....................Director and Chairman of the Board
W. Thomas Maudlin, Jr. ...................Director and President
Neal E. Nakagiri..........................Secretary
Michael G. Clark..........................Vice President/Treasurer
James W. Coulter..........................Director (1)
George Young..............................Director (1)
Steve Bridges.............................Director (1)

(1) Independent Director

The principal executive officers, directors. and key employees of the Advisor are as follows:

     NAME                                    POSITION

Philip N. Gainsborough...................Director and Chairman of the Board
W. Thomas Maudlin, Jr. ..................Director and President
Neal E. Nakagiri.........................Secretary
Michael G. Clark.........................Director and Treasurer

The principal executive officers, directors, and key employees of the Property Manager are:

     NAME                POSITION

Philip N. Gainsborough......................Director and Chairman of the Board
James E. Prock..............................Director and President
W. Thomas Maudlin, Jr. .....................Director (1)
Murli Sujanani..............................Secretary
David Vazquez...............................Treasurer

(1) AFG owns 75% and Mr. Maudlin owns 25% of the capital stock of West Coast Realty Management, Inc.

Additional description of occupations of Messrs. Sujanani and Vazquez are noted below:

Murli Sujanani (Born 1950) has served as Senior Vice President/Investment Research for AFG since 1994, and has been employed by AFG since December, 1990. From April 1990 to November 1990, Mr. Sujanani served as Vice President/Mortgage Securities for GMAC-Residential Funding Corporation. From June, 1983 to March, 1990, Mr. Sujanani worked for Dain Bosworth, Inc. in the corporate finance department as a Vice President where he was responsible for partnership origination and due diligence work. Mr. Sujanani is a graduate of St. John's University in Minnesota.

David Vazquez (Born 1962) has served as Assistant Controller of AFG since April 1995. Prior to joining AFG, Mr. Vazquez served as an auditor for BDO Seidman LLP in Los Angeles from January 1994 through April 1995, and as an accounting supervisor for Biggs & Co., a Los Angeles CPA firm, from February 1991 through January 1994. In addition, Mr. Vazquez served as a staff accountant for P. Leiner N.P., a manufacturer and distributor of nutritional products, from June 1990 through February 1991. Mr. Vazquez has a Bachelor of Business Administration degree from the California State University, Los Angeles.

The following supplements or amends the "PRIOR PERFORMANCE" section on pages 45 and 46 of the Prospectus, concerning Associated Planners Realty Growth Fund.

On August 16, 1996, the Partnership and the Lender executed a deed-in-lieu-of-foreclosure, in connection with the Park Center Office Building. On November 1, 1996, the Partnership's 10% interest in the San Marcos Property was sold to Associated Planners Realty Income Fund (an affiliate) for a gross purchase price of $188,000. The sales price of the transaction was established by an independent appraisal of the property. Associated Planners Realty Growth Fund was dissolved on December 4, 1996 after the final distribution of $132,564 in proceeds to the limited partners.

The following supplements or amends the "ERISA CONSIDERATIONS" and "DESCRIPTION OF COMMON STOCK" sections on pages 58 and 59 of the Prospectus.

As of February 14, 1997, there are 1,675,442 Shares of the Company outstanding, held by 895 Shareholders. In addition, $885,103 in gross proceeds
has been raised from the sale of 86,261       shares in the current offering to
fifty-three investors between January 2 and February 14, 1997; these funds have been deposited into an escrow account, and shares are expected to be issued in April 1997.

The following supplements the Real Property Investments section on page 25 of the Prospectus.

JAVA CITY PROPERTY, SACRAMENTO, CALIFORNIA

On August 2, 1996, the Company acquired the investment described below (the "Java City Property" or the "Property"). The funds to acquire the Java City property were available as the result of the sale of the Company's Shares in the previous offering, and the receipt of proceeds from bank financing assumed in connection with the acquisition.

Description. The Java City Property consists of two single story light industrial buildings located in the Northgate Industrial Park in Sacramento, California. The addresses of the two properties are 717 and 721 West Del Paso
Road.   The building sites are in the northern part of Sacramento, with access to Interstate 80, Interstate 5, and other major freeways.

The buildings are located on a site of approximately 62,173 square feet. Total building square footage for both buildings is approximately 20,000 square feet. The subject lot is zoned M-1 industrial by the City of Sacramento. This zoning allows for a variety of uses, including the existing use. 721 West Del Paso Road consists of 8,964 total square feet and 717 West Del Paso Road consists of 11,035 total square feet. Per the provisions of the current lease, 721 West Del Paso consists of 4,347 rentable square feet of warehouse space and 4,293 rentable square feet of office space. Per the provisions of the current lease, 717 West Del Paso consists of 5,398 rentable square feet of warehouse space and 5,802 of rentable square feet of office space. The properties were originally constructed in 1988. The Company believes that there are no deferred maintenance items that need to be corrected or addressed. The buildings are constructed using concrete footings (foundation and slab), wood frame wall designs, and flat/tar gravel roofs. The building has sprinklers for fire prevention and safety. There is adequate parking in the general business park area for cars that utilize the Property.

The primary tenant of the Property is Cucina Holdings, Inc. The company owns and operates forty-one Java City Bakery Cafes and five La Petite Boulangerie cafes. The Company is popularly known as "Java City". Java City outlets are located in various areas of California and Arizona, and are generally in high-visibility, high-traffic locations. These outlets sell high quality, specialty coffees in a pleasant retail environment setting. In addition, these outlets sell a selection of sandwiches and baked goods that compliment the sale of coffee. Java City also operates a wholesale operation that serves approximately seven hundred customer accounts located primarily in Northern California. The Company's wholesale customers include supermarkets, gourmet shops, convenience stores, restaurants, universities, airports, and offices, some of which resell the coffee in whole bean form for home consumption, while others brew and sell coffee beverages. Approximately 86% of the Company's sales are from its retail cafe operations and 14% from its wholesale operations. The tenant was effectively formed in 1993 when Cucina Holdings, a corporation formed by current management and InterWest Partners (a Menlo Park Based venture capital firm), purchased the assets of La Petite Boulangerie from a private investor group in June 1993, and then purchased Java City in September 1993. Cucina Holdings and Java City are privately held, and not publicly traded companies.

Java City leases 100% of the rentable square feet in the two buildings located on the Property. Each building has a separate lease, and both leases are triple net leases. Both leases expire on August 1, 2003 and there are no options for extension or purchase of the Property. Java City operates its administrative offices, coffee bean processing, warehousing facilities, and a Java City retail outlet out of these two buildings.

The lease payments due on 717 West Del Paso are noted below (rounded to the nearest dollar):

August 1, 1996 to July 31, 1997       10,004/month
August 1, 1997 to July 31, 1998       10,405/month
August 1, 1998 to July 31, 1999       10,821/month
August 1, 1999 to July 31, 2000       11,254/month
August 1, 2000 to July 31, 2001       11,704/month
August 1, 2001 to July 31, 2002       12,172/month
August 1, 2002 to July 31, 2003       12,659/month

The lease payments due on 721 West Del Paso are noted below (rounded to the nearest dollar):

August 1, 1996 to July 31, 1997      $5,671/month
August 1, 1997 to July 31, 1998        5,898/month
August 1, 1998 to July 31, 1999        6,134/month
August 1, 1999 to July 31, 2000        6,379/month
August 1, 2000 to July 31, 2001        6,635/month
August 1, 2001 to July 31, 2002        6,900/month
August 1 ,2002 to July 31, 2003        7,176/month

There are no provisions for consumer price increase adjustments in either lease. The overall initial rent per square foot is approximately $.76, and this increases 4% on each lease anniversary date.

The Property was acquired from unrelated third parties--Thomas Weborg and Sandra Singer--husband and wife (90% ownership), and David and Karen Ewing--husband and wife (10% ownership)(collectively known as the "Sellers"). Mr. Weborg is President and Chief Executive Officer of Cucina Holdings, Inc.--the tenant of the Property. Several methods of economic analysis were used to determine the propriety of the purchase price, and economic feasibility of the property, prior to acquisition. A review of rental rates for similar size and style buildings and uses in the same general area revealed rates ranging from $.41 to $.81 per square foot for triple net leases. The current monthly rent on these buildings is $.76 per square foot, meaning that the Property currently rents near the highest rate available in this market. However, considering the good condition of the property, the quality of the tenant, and the long-term lease in place, this property at this price is considered to be desirable. Comparable market listing and sales activity were also reviewed by the Advisor. These revealed that the price per square foot for similar buildings in the area range from $40.00 to $97.50. Several of the buildings that were sold in the lower range were older and of lower quality, and lacked amenities that are present in the Property, including fire prevention sprinklers. The $86.25 per square foot that the Company is paying for the Property is considered reasonable given the recent positive movements of price in the market, the favorable seven year lease term, and the credit quality of the tenant (this number does not include acquisition costs and expenses).

In the opinion of the Advisor, the purchase price of $1,725,000 that the Company is paying the Sellers for this property is reasonable.

Property Operations. The Java City Property is managed by West Coast Realty Management Inc.(" WCRM"), an affiliate of the Company. WCRM charges the Company 3% of the gross rents collected as a management fee for managing the Property, as allowed by the Property Management Agreement. In the opinion of the Advisor, the Java City Property is adequately insured. Although the tenant is obligated to pay property taxes, property tax in the first year is estimated to be $18,000 (approximately 1% of the sales price).

Terms of Purchase. Total consideration paid by the Company for the Java City property was $1,828,500. The total acquisition cost included $1,725,000 paid to the Sellers, $25,323 in legal, appraisal, and closing costs, and $78,177 in Acquisition Fees paid to the Advisor.

There is financing on each building of the Property that is being assumed by the Company. The financing on the 717 West Del Paso Road building is as follows:

Lender:  Business & Professional Bank, Sacramento, CA
Original Loan Amount:  $350,000    Payment: $3,413.36/month
Interest Rate:  10% fixed rate     Amortization:  25 years
Due Date:  November, 2001          Assumption Fee:  $3,814
Projected Balance of Debt at time of Purchase:  $338,977
Other:  Nonrecourse loan; no prepayment penalty
The financing on the 721 West Del Paso Road building is as follows:

Lender:  Heller First Capital Corp., Chicago, IL
Original Loan Amount:  $405,000      Payment:  $3,126/month
Interest Rate:  8% fixed rate        Amortization:  25 years
Due Date: June, 2018                 Assumption Fee: None
Projected Balance of Debt at Time of Purchase:    $385,488
Other:  Nonrecourse; no prepayment penalty

Thus, in summary, the total amount of financing/assumption fees that the Company is paying in connection with the assumption of the above two loans is $3,814. The balance of the debt at time of purchase was $724,465 with the remaining cost of acquisition--including financing fees--being paid in cash ($1,107,849). The source of cash was funds received in connection with the sale of the Company's shares through April 30, 1996.

The purchase price was arrived at through arms-length negotiations with the Sellers.

General. The computation of depreciation for the Java City Property is based on the cost of the property, including Acquisition Fees and Acquisition Expenses. The allocation of the cost of the Property to various asset categories is estimated, based on allocations in the appraisal report. Depreciation is computed on a straight-line basis over the component useful life of the assets.

TYCOM PROPERTY, IRVINE, CALIFORNIA

On January 17, 1997, the Company acquired the investment described below (the "Tycom Property" or the "Property"). The funds to acquire the Tycom Property were available as the result of the sale of the Company's Shares in the current and previous offerings, and the receipt of proceeds from first trust deed mortgage financing provided by a bank in connection with the acquisition.

Description. The Tycom Property consists of a two story building, with underground parking, located at 17862 Fitch Street, Irvine, California. The Building site is in the southern part of Irvine, with access to Interstate 405 (San Diego Freeway) and State Highway 55 (Costa Mesa Freeway) and is within two miles of John Wayne Airport (the major commercial airport for Orange County).

The building is located on a site of approximately 92,783 square feet. Total building square footage is approximately 63,225 square feet (both floors), while the property has 164 striped parking spaces. These spaces are located both below the building in a subterranean parking level, and on the side of the building. The building was constructed using concrete footings foundation, and a combination of concrete tilt-up and wood frame construction walls, with a flat tar and gravel roof. The subject lot has been zoned "industrial" by the City of Irvine. The zoning is designed to preserve city land appropriate for industrial uses and to attract and preserve desirable manufacturing and research/development areas. The building is approximately twelve years old. There are substantial new tenant improvements that are substantially complete at this time that will enhance the building for office usage. These improvements include improved air conditioning, Americans with Disabilities Act compliance, a complete fire sprinkler system, new electrical, new restrooms, and new carpet. After completion of the improvements, the building will be allocated to approximately 50% office, 30% research and development, and 20% manufacturing and storage.

The sole tenant of the Property is Tycom Corporation ("Tycom" or "the Tenant"). Tycom, a privately held company, is a manufacturer of drill bits and assorted items used by the semi-conductor and dental industries, and has been in business for approximately ten years. 1995 sales were $100 million, up from $60 million in 1994. The Tenant initially purchased this building and is investing $1.4 million in improvements and renovation. Tycom sold the building to Brutten/Reynolds/Shidler Investment Corp. ("the Seller") on December 19, 1996,
for an unknown value.   The Tenant began occupying the building December 19,
1996, at which time the provisions of the lease became effective.

The term of the lease is eleven years, and is intended to be a "triple-net" lease with the Tenant paying for virtually all taxes, insurance, utilities, and other operating costs of the Property. The base rent is $37,302.75 per month. Although the rent is fixed, there are provisions for annual rent increases over the life of the lease based on increases in the consumer price index. The Tenant has an option to extend the lease for an additional five years.

The Property is being acquired from an unrelated third party-- Brutten/Reynolds/Shidler Investment Corp. Several methods of economic analysis were used to determine the propriety of the purchase price, and economic feasibility of the property, prior to acquisition. A review of rental rates for similar size buildings and uses in the same general area revealed rates ranging from $.57 to $.72 per square foot--all on a triple net basis. The current monthly rate is set at $.59 per square foot, meaning that the Property is renting near the lowest rate available in this market for similar types of buildings. In addition, this Property is occupied by a quality tenant with a long-term lease in place. Given the fact that vacancy rates in the surrounding area range from 3% to 5%, the potential for higher rental rates per square foot is possible given the fact that the Property's current rental rate of $.59/square foot is considered to be on the low side. Comparable market listing and sales activity were also reviewed by the Advisor. These revealed the price per square foot for similar buildings in the area to range from $67 to $77 per square foot. The $73 per square foot that the Company is paying for the Property is reasonable, considering the approximately $1,400,000 in tenant improvements that the Tenant has invested into the Property, the eleven year lease term, and the credit quality of the tenant. (The $73/square foot figure does not include acquisition fees and expenses, which will increase the cost per square foot to $77).

In the opinion of the Advisor, the $4,625,000 that the Advisor is paying for the Property is reasonable.

Property Operations. The Tycom Property is being managed by West Coast Realty Management, Inc. ("WCRM"), an affiliate of the Company. WCRM will charge the Company 3% of the gross rents collected as a management fee for managing the Property, as allowed by the Property Management Agreement. In the opinion of the Advisor, the Tycom Property is adequately insured. Although the tenant is obligated to pay property taxes, property tax in the first year is estimated to be $47,000 (approximately 1% of the sales price).

Terms of Purchase. Total consideration paid by the Company for the Tycom Property was $4,902,500. The total acquisition cost included $4,625,000 paid to the Seller, $10,825 in legal, appraisal, and closing costs, and a $266,675 Acquisition Fee payable to the Advisor. In addition, $37,303 was received from the Seller for the Tenant's security deposit.

Financing was utilized in connection with the acquisition of the Tycom Property. A short-term promissory note was provided by First National Bank of San Diego with the following terms:

Original Loan Amount:     $2,300,000
Interest Rate:   Fixed at 9.25%    Term of Loan: One year
Amortization: Interest Only Payments
Monthly Payment: $17,729
Due Date:  February 1, 1998
Balance at One year Due Date:  $2,300,000
Other:  Nonrecourse; no pre-payment penalty; no finance costs or "points".

The Company plans on replacing this financing prior to the due date with a first trust deed mortgage from a bank with the following expected terms:

Original Loan Amount:  $2,300,000
Interest Rate:   Fixed at 140 basis points over the five year Treasury Rate
(rate would be approximately 7.65% currently).
Term of Loan: Five year term, with option to extend the loan for an additional three years using same interest formula, at not additional cost to the Company.
Amortization: Twenty-five years
Monthly Payment: $17,222 (estimated)
Balance at first three year Due Date (estimated):  $2,113,653
Other: Nonrecourse; fully assumable for 1% fee; pre-payment penalty in fifth year only; all financing costs paid by the Seller.

Thus, in summary, the purchase was funded through $2,300,000 in new financing and $2,565,197 in cash raised from the sale of shares in the current and previous offerings (this includes assumption of the tenant's security deposit).

The purchase price was arrived at through arms-length negotiations with the Seller.

General. The computation of depreciation for the Tycom Property is based on the cost of the property, including Acquisition Fees and Acquisition Expenses. The Allocation of the cost of the Property to various asset categories is estimated, based on allocations in the appraisal report. Depreciation is computed on a straight-line basis over the component useful life of the assets. Pro forma financial information is prepared based on information contained in the signed lease for the property, and assuming that the Seller-provided financing will be in place for one full year (even though the Company intends on replacing it prior to the due date with financing having more favorable terms).

The following amends the Index to Financial Statements on p. 74.

Unaudited Financial Statements
     Balance Sheet as of September 30, 1996 and December 31, 1995........F-30
     Statement Of Stockholders' Equity for the nine months ended
     September 30, 1996 and 1995.........................................F-31
     Statements of Income of the nine months ended September 30, 1996 and
     1995................................................................F-32
     Statement of Cash Flows for the nine months ended September 30, 1996 and
     1995................................................................F-33
     Summary of Accounting Policies......................................F-34
     Notes to Financial Statements.......................................F-36
Java City Property
     Report of Independent Certified Public Accountants..................F-45
     Summary of Historical Information Relating to Operating Revenues and
     and Specified Expenses..............................................F-46
     Notes to Summary of Historical Information Relating to Operating Revenues
     and Specified Expenses..............................................F-47
     Estimated Twelve Month Pro Forma Statement of Taxable Operating Income
     (unaudited).........................................................F-48
     Estimated Twelve Month Pro Forma Statement of Cash Available from
     Operations (unaudited)..............................................F-48
     Notes to Pro Forma Statements.......................................F-49
Tycom Property
     Report of Independent Certified Public Accountants..................F-51
     Summary of Historical Information Relating to Operating Revenues and
     Specified Expenses..................................................F-52
     Notes to Summary of Historical Information Relating to Operating Revenues
     and Specified Expenses..............................................F-53
     Estimated Twelve Month Pro Forma Statement of Taxable Operating Income
     (unaudited).........................................................F-54
     Estimated Twelve Month Pro Forma Statement of Cash Available from
     Operations (unaudited)..............................................F-54
     Notes to Pro Forma Statements.......................................F-55
West Coast Realty Investors, Inc.
     Pro Forma Statement of Income for the nine months ended September 30,
     1996 (unaudited)....................................................F-57
     Notes to Pro Forma Financial Statement for the nine months ended
     September 30, 1996 (unaudited)......................................F-58
     Pro Forma Statement of Income for the year ended December 31, 1995
     (unaudited).........................................................F-60
     Notes to Pro Forma Income Statement for year ended December 31, 1995
     (unaudited).........................................................F-61
     Pro Forma Balance Sheet as of September 30, 1996....................F-63
     Notes to Pro Forma Balance Sheet....................................F-64

                       WEST COAST REALTY INVESTORS, INC.
                                 BALANCE SHEETS
              SEPTEMBER 30, 1996 (UNAUDITED) AND DECEMBER 31, 1995
                                                September 30,     December 31,
                                                    1996              1995
ASSETS

RENTAL REAL ESTATE, net of
   accumulated depreciation (Notes 2 $ 4)       $21,211,737       $19,650,165
CASH AND CASH EQUIVALENTS                         1,679,934         1,450,022
ACCOUNTS RECEIVABLE                                 241,164           132,148
OTHER ASSETS (Note 3)                               160,444           160,563

                                                $23,293,279       $21,392,898

LIABILITIES AND STOCKHOLDERS' EQUITY

DUE TO RELATED PARTY (Note 5 (f))                   $26,437          $167,314
DIVIDENDS PAYABLE                                   292,531           226,649
PREPAID RENT                                           ---             19,709
SECURITY DEPOSITS                                   112,334           109,068
OTHER LIABILITIES                                   158,556            96,141
NOTES PAYABLE (Note 6)                           10,129,735         9,539,180

      TOTAL LIABILITIES                          10,719,593        10,158,061

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY (Notes 1, 7 and 8):
Common  Stock, $.01 par-shares authorized, 5,000,000;
issued and  outstanding; 1,500,746 outstanding in
1996, and 1,322,404 outstanding in 1995              15,007            13,224
Additional paid-in capital                       13,376,348        11,771,030
Distributions in excess of earnings               (817,669)         (549,417)

           TOTAL STOCKHOLDERS' EQUITY            12,573,686        11,234,837

                                                $23,293,279       $21,392,898

[FN]
                See accompanying notes to financial statements.


                       WEST COAST REALTY INVESTORS, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY
                      NINE MONTHS ENDED SEPTEMBER 30, 1996
                                  (UNAUDITED)

                                                       ADDITIONAL
                                                        PAID - IN
                                 COMMON        STOCK     CAPITAL      DEFICIT
                                 SHARES       AMOUNT

BALANCE, DECEMBER 31, 1995    1,322,404      $13,224  $11,771,030   $(549,417)

  Issuance of stock, net        178,342        1,783    1,584,406         ---

  Equity contribution  by
  Affiliates through expense
  reimbursement                    ----         ----       20,912         ---

  Net income                       ----         ----         ---      556,807

  Dividends declared (Note 8)      ----         ----         ---    (825,059)

BALANCE, SEPTEMBER 30, 1996   1,500,746      $15,007  $13,376,348  $(817,669)


                      NINE MONTHS ENDED SEPTEMBER 30, 1995
                                  (UNAUDITED)

                                                       ADDITIONAL
                                                       PAID - IN
                                 COMMON        STOCK    CAPITAL      DEFICIT
                                 SHARES       AMOUNT

BALANCE, DECEMBER 31, 1994      911,986       $9,120   $8,141,447   $(394,427)

  Issuance of stock, net        310,926        3,109    2,723,256         ---

  Net income                       ----         ----         ---      447,378

  Dividends declared (Note 8)      ----         ----         ---    (577,617)

BALANCE, SEPTEMBER 30, 1995   1,222,912      $12,229  $10,864,703  $(524,666)

[FN]

                See accompanying notes to financial statements.

                       WEST COAST REALTY INVESTORS, INC.

                              STATEMENTS OF INCOME
            THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995
                                  (UNAUDITED)
                                     THREE       THREE        NINE        NINE
                                    MONTHS      MONTHS      MONTHS      MONTHS
                                     ENDED       ENDED       ENDED       ENDED
                                 SEPTEMBER   SEPTEMBER   SEPTEMBER   SEPTEMBER
                                  30, 1996    30, 1995    30, 1996    30, 1995
REVENUES:
Rental                            $618,081    $461,178  $1,772,462  $1,152,645
Interest                            19,974      19,019      70,564      92,853

                                   638,055     480,197   1,843,026   1,245,498
COSTS AND EXPENSES:
Operating                           40,405      38,857      83,061      75,350
Property taxes                      18,528      10,801      55,927      32,404
Property management
 fees-related party (Note 5 (e))    27,015      12,823      78,213      31,579
Interest                           220,187     168,594     639,327     414,356
General and administrative          25,563      21,015     105,542      69,349
Depreciation and amortization       98,764      75,203     288,237     184,832
Advisory fees                       35,912         ---      35,912         ---
Realized (gain) from  investment
in government securities               ---         ---         ---     (9,750)

                                   466,375     327,293   1,286,219     798,120


NET INCOME                        $171,679    $152,904    $556,807    $447,378

NET INCOME PER SHARE (NOTE 8)         $.12        $.13        $.39        $.41

[FN]
                See accompanying notes to financial statements.

                       WEST COAST REALTY INVESTORS, INC.

                            STATEMENTS OF CASH FLOWS
                 NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995
                                  (UNAUDITED)
                                         NINE MONTHS ENDED  NINE MONTHS ENDED
                                          SEPTEMBER 30,       SEPTEMBER 30,
                                                1996               1995
Cash flows from operating activities:
Net income                                        $556,807           $447,378
  Adjustments to reconcile net income
  to net cash provided by operating
  activities:
    Depreciation and amortization                  288,237            184,832
    Proceeds from sales of government
        securities account                            ----          1,229,963
    Realized (gain) from investment in
        government securities                         ----            (9,750)
   Increase  in  unrealized  loss  from
        investment in government securities           ----             19,977
Increase (decrease) from changes in:
    Accounts receivable                          (109,016)           (38,534)
    Other assets                                       119             10,624
    Accounts payable and other liabilities        (78,462)            126,342
    Security deposits and prepaid rents           (16,443)             68,472
Net cash provided by operating activities          641,242          2,039,304

Cash flows from investing activities:
  Additions to rental real estate               (1,828,500)        (4,901,485)
Cash (used in) investing activities             (1,828,500)        (4,901,485)

Cash flows from financing activities:
  Issuance of stock, net                          1,579,005          2,645,775
  Proceeds from notes payable                       724,465          2,276,750
  Equity contribution by Affiliates
       through expense reimbursements                20,912                ---
  Repayment of notes payable                      (133,910)           (49,816)
  Dividends payable                                  65,882            41,142
  Dividends paid                                  (839,184)          (507,572)
Net cash provided by financing activities         1,417,170          4,406,279

Net increase in cash and cash equivalents           229,912          1,544,098

Cash and cash  equivalents at beginning
of period                                         1,450,022            495,829

CASH AND  CASH  EQUIVALENTS  AT  END OF
PERIOD                                           $1,679,934         $2,039,927

[FN]
                See accompanying notes to financial statements.

                       WEST COAST REALTY INVESTORS, INC.

                         SUMMARY OF ACCOUNTING POLICIES
      THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995 (UNAUDITED)
                              AND DECEMBER 31, 1995

BASIS OF PRESENTATION

The accompanying balance sheet as of September 30, 1996, the income statements and statements of cash flow for the nine months periods ended September 30, 1996, and 1995 are unaudited, but in the opinion of management include all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the financial position and results of operations for the periods presented. The results of operations for the nine month period ended September 30, 1996, are not necessarily indicative of results to be expected for the year ended December 31, 1996.

BUSINESS

West Coast Realty Investors, Inc. (the "Company"), is a corporation formed on October 26, 1989 under the laws of the State of Delaware. The Company exists as a Real Estate Investment Trust ("REIT") under Sections 856 to 860 of the Internal Revenue Code. The Company has complied with all requirements imposed on REIT's for 1996 and 1995 tax years; however, qualification as a REIT for future years is dependent upon future operations of the Company. The Company was organized to acquire interests in income-producing residential, industrial, retail or commercial properties located primarily in California and the west coast of the United States. The Company intends to acquire property for cash on a moderately leveraged basis with aggregate mortgage indebtedness not to exceed fifty percent of the purchase price of all properties on a combined basis, or eighty percent individually and intends to own and operate such properties for investment over an anticipated holding period of five to ten years.

RENTAL  PROPERTIES AND DEPRECIATION

Assets are stated at lower of cost or net realizable value. Depreciation is computed using the straight-line method over their estimated useful lives of
31.5 to 39 years for financial and income tax reporting purposes.

In the event that facts and circumstances indicate that the cost of an asset may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the carrying amount to determine if a write-down to market value is required.

                       WEST COAST REALTY INVESTORS, INC.

                         SUMMARY OF ACCOUNTING POLICIES
                                  (Continued)


LOAN ORIGINATION FEES

Loan origination fees are capitalized and amortized over the life of the loan.

RENTAL INCOME

Rental income is recognized on a straight-line basis to the extent that rental income is deemed collectable. Where there is uncertainty of collecting higher scheduled rental amounts, due to the tendency of tenants to renegotiate their leases for lower amounts, rental income is recognized as the amounts are collected.

CASH AND CASH EQUIVALENTS

The Company considers cash in the bank, liquid money market funds, and all highly liquid certificates of deposits, with original maturities of three months or less, to be cash and cash equivalents.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS

For comparative purposes, certain prior year amounts have been reclassified to conform to the current year presentation.

                       WEST COAST REALTY INVESTORS, INC.

                         NOTES TO FINANCIAL STATEMENTS
      THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995 (UNAUDITED)
                              AND DECEMBER 31, 1995


NOTE 1 - GENERAL

On October 30, 1989, West Coast Realty Advisors, Inc. (the "Advisor"), purchased 1,000 shares of the Company's common stock for $10,000. On August 30, 1990, the Company reached its minimum initial offering funding level of $1,000,000. On November 30, 1992, the Company reached its secondary offering level of $250,000. On July 25, 1994, the Company achieved its minimum third offering funding level of $250,000.

Sales commissions and wholesaling fees, representing 7% of the gross proceeds from the sale of common shares, were paid to Associated Securities Corp. ("ASC"), a member of the National Association of Securities Dealers, Inc. and an affiliate of the Advisor.

Dividends are declared and accrued based approximately upon the previous quarter's income from operations before depreciation and amortization.

NOTE 2 - RENTAL PROPERTIES

The Company owns the following income-producing properties
                                                                ORIGINAL
LOCATION (PROPERTY NAME)      DATE PURCHASED                 ACQUISITION
                                                                 COST

Huntington Beach, California
(Blockbuster)                February 26, 1991               $ 1,676,210
Fresno, California             May 14, 1993                    1,414,893
Huntington Beach, California
(OPTO-22)                   September 15, 1993                 2,500,001
Brea, California               March 4, 1994                   2,248,343
Riverside, California         November 29, 1994                3,655,500
Tustin, California
(Safeguard)                     May 22, 1995                   4,862,094
Fremont, California
(Technology Drive)           October 31, 1995                  3,747,611
Sacramento, California
(Java City)                   August 2, 1996                   1,828,500

                       WEST COAST REALTY INVESTORS, INC.

                         NOTES TO FINANCIAL STATEMENTS
      THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995 (UNAUDITED)
                       AND DECEMBER 31, 1995 (Continued)

NOTE 2 - RENTAL PROPERTIES (CONTINUED)

The major categories of property are:

                               SEPTEMBER 30, 1996      DECEMBER 31, 1995

Land                                 $  7,401,126           $  6,586,920
Buildings and improvements             14,532,025             13,517,732

                                       21,933,151             20,104,652
Lessaccumulateddepreciation               721,414                454,487

Net rental properties               $  21,211,737          $  19,650,165


A significant portion of the Company's rental revenue was earned from tenants whose individual rents represented more than 10% of total rental revenue.
Specifically:

     Four tenants accounted for 27%, 19%, 19% and 12%, respectively, in 1996; Four tenants accounted for 24%, 20%, 15% and 10%, respectively, in 1995.


NOTE 3 - OTHER ASSETS

      Other assets consists of the following:

                                   SEPTEMBER 30, 1996    DECEMBER 31, 1995

Deposits and prepaid expenses             $58,300           $40,923
Organization costs                         14,330            14,330
Loan origination fees                     142,870           139,056

                                          215,500           194,309
Less accumulated amortization              55,056            33,746

Net other assets                         $160,444          $160,563

                       WEST COAST REALTY INVESTORS, INC.

                         NOTES TO FINANCIAL STATEMENTS
      THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995 (UNAUDITED)
                        AND DECEMBER 31, 1995 (Continued)

NOTE 4 - FUTURE MINIMUM RENTAL INCOME

As of September 30, 1996 and December 31, 1995, future minimum rental income under the existing leases that have remaining noncancelable terms in excess of one year are as follows:

                                     SEPTEMBER 30, 1996  DECEMBER 31,1995


      1996 ...................................$379,048   $2,046,963
      1997 ..................................1,925,526    1,925,526
      1998 ..................................1,841,270    1,841,270
      1999 ..................................1,772,331    1,772,331
      2000 ..................................1,645,181    1,645,181
      Thereafter .......................... 10,166,258   10,166,258

      Total                                $17,729,614  $19,397,529


Future minimum rental income does not include lease renewals or new leases that may result after a noncancelable-lease expires.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Advisor has an agreement with the Company to provide advice on investments and to administer the day-to-day operations of the Company. Property management services for the Company's properties are provided by West Coast Realty Management, Inc. ("WCRM"), an affiliate of the Advisor.

                       WEST COAST REALTY INVESTORS, INC.
                         NOTES TO FINANCIAL STATEMENTS
      THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1996, AND 1995 (UNAUDITED)
                        AND DECEMBER 31, 1995 (Continued)

During the periods presented, the Company had the following related party transactions:

(a) In accordance with the advisory agreement, compensation earned by, or services reimbursed or reimbursable to the advisor, consisted of the following:

                                NINE MONTHS ENDED      FOR THE YEAR
                                SEPTEMBER 30, 1996         ENDED
                                                     DECEMBER 31, 1995

 Syndication fees                    $56,805             $150,429
 Acquisition & financing fees         78,177              444,795
 Advisory fees                        35,912                 ----
 Overhead expenses                     9,000               12,000

                                    $179,894             $607,224


     (b) At September 30, 1996 and December 31, 1995, the Advisor owned 22,505 shares of the issued and outstanding shares of the Company.

     (c) Sales commissions paid in accordance with the selling agreement to ASC totaled $119,083 for the nine months ended September 30, 1996 and $233,929 for the nine months ended September 30, 1995. Monitoring fees payable to ASC, in accordance with the provisions of the current offering which was effective May 7, 1996, totaled $93.

     (d) A financing fee of $26,204 was paid in January 1995 in connection with the refinancing of the notes on the Brea property (Note 6).

     (e) Property management fees earned by WCRM totaled $27,015 and $12,823 for the three months ended September 30, 1996 and 1995, respectively. For the nine months ended September 30, 1996 and 1995, WCRM earned $78,213 and $31,579, respectively in property management fees.

     (f) The Corporation had related party accounts payable (receivable) as follows:

                                        SEPTEMBER 30,     DECEMBER 31, 1995
                                                 1996

   Associated Financial Group           $         ---              $ 40,143
   Associated Securities Corp.                     93                   ---
   West Coast Realty Management                27,015                15,369
   West Coast Realty Advisors                   (671)               111,802

                                              $26,437              $167,314

                       WEST COAST REALTY INVESTORS, INC.

                         NOTES TO FINANCIAL STATEMENTS
      THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1996, AND 1995 (UNAUDITED)
                        AND DECEMBER 31, 1995 (Continued)


NOTE 6 - NOTES PAYABLE

Notes payable are made up of the following:
                                                   SEPTEMBER 30,  DECEMBER 31,
                                                        1996            1995

8.25% promissory note secured by a Deed of Trust
on the Fresno Property, monthly principal and interest
payments are $5,244 due August 1, 2003 ...............$ 630,852     $ 639,182

Variable rate promissory note secured by a Deed
of Trust on the OPTO-22 property, interest rate
adjustments are monthly and are based on the 11th
District cost of funds rate plus 3% (7.819% at
September 30, 1996), and may never go below 6.5%
or above 11.0%, monthly principal and interest
payments are $12,429, due October 1, 2003 .............1,712,734    1,721,993

8.25% promissory note secured by a Deed of Trust on
the Blockbuster property, interest rate adjusts
to the 5-year Treasury rate plus 350 basis points
on February 1, 1999, monthly principal and interest
payments are $4,934, due February 1, 2004 .............  572,154      579,923

9.25% promissory note secured by a Deed of Trust
on the Riverside property, monthly principal and
interest payments are $9,988, due November 8, 2004 ... 1,179,464    1,185,778

Variable rate promissory note secured by a Deed of Trust
on the Brea property, interest rate is 9.5% until March 1,
2000 (and each succeeding March 1st) when interest rate
adjusts to the Moody's corporate bond index daily rate
plus 0.125%, monthly principal and interest payments
vary depending upon interest rates and are currently
$8,737, due March 1, 2020 ...........................    984,197      992,379

                       WEST COAST REALTY INVESTORS, INC.

                         NOTES TO FINANCIAL STATEMENTS
      THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1996, AND 1995 (UNAUDITED)
                       AND DECEMBER 31, 1995 (Continued)


NOTE 6 - NOTES PAYABLE (CONT.)

                                                  SEPTEMBER 30,   DECEMBER 31,
                                                     1996            1995

9.625% promissory note secured by a Deed of Trust
on the Safeguard property, monthly principal and
interest payments are $24,191, due February 1,
2005 ........................................      $2,175,951      $2,234,231

Variable rate promissory note secured by a Deed of Trust
on the Fremont property, interest rate equals the current
Treasury rate plus 1.65% (8.24% at September 30,1996),
monthly principal and interest payments vary depending
upon interest rates and are currently $18,898, due
August 1, 2015 ..............................       2,152,258       2,185,694

10% promissory note secured by a Deed of Trust on the
Java City property, monthly principal and interest payments
are $3,413, due November 1, 2018..............        337,989             ---

8% promissory note secured by a Deed of Trust on the
Java City property, monthly principal and interest payments
are $3,126, due June 1, 2018....................      384,136             ---

                                                  $10,129,735      $9,539,180

                       WEST COAST REALTY INVESTORS, INC.

                         NOTES TO FINANCIAL STATEMENTS
      THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1996, AND 1995 (UNAUDITED)
                       AND DECEMBER 31, 1995 (Continued)

The carrying amount is a reasonable estimate of fair value of notes payable because the interest rates approximate the borrowing rates currently available for mortgage loans with similar terms and average maturities.

The aggregate annual future maturities at September 30, 1996 and December 31, 1995 are as follows:

    YEAR ENDING                     SEPTEMBER 30, 1996      DECEMBER 31, 1995

     1996 ..................................    $878,491          $1,004,320
     1997 ..................................   1,019,011           1,004,320
     1998 ..................................   1,020,397           1,004,320
     1999 ..................................   1,021,915           1,004,320
     2000 ..................................   1,023,579           1,004,320
     Thereafter ............................   5,166,342           4,517,580

     Total                                   $10,129,735          $9,539,180


NOTE 7 - DIVIDEND REINVESTMENT PLAN

The Company has established a Dividend Reinvestment Plan (the "Plan") whereby cash dividends will, upon election of the shareholders, be used to purchase additional shares of the Company. The shareholders' participation in the Plan may be terminated at any time.

                       WEST COAST REALTY INVESTORS, INC.

                         NOTES TO FINANCIAL STATEMENTS
     THREE  AND NINE MONTHS ENDED SEPTEMBER 30, 1996, AND 1995 (UNAUDITED)
                        AND DECEMBER 31, 1995 (Continued)

NOTE 8 - NET INCOME AND DIVIDENDS PER SHARE

Net Income Per Share for the nine months ended September 30, 1996 and 1995 was computed using the weighted average number of outstanding shares of 1,430,333 and 1,084,878, respectively.

Dividends declared during the first nine months 1995 and 1996 were as follows:

                      OUTSTANDING           AMOUNT             TOTAL
RECORD DATE              SHARES            PER UNIT           DIVIDEND

January 1, 1995          911,986           $0.060             $54,719
February 1, 1995         945,136            0.060              56,708
March 1, 1995          1,009,084            0.060              60,545
April 1, 1995          1,069,048            0.060              64,143
May 1, 1995            1,109,204            0.060              66,552
June 1, 1995           1,109,704            0.060              66,582
July 1, 1995           1,116,721            0.060              67,003
August 1, 1995         1,151,742            0.060              69,104
September 1, 1995      1,204,347            0.060              72,260

TOTAL                                                        $577,616

January 1, 1996        1,325,404            0.0600            $79,524
February 1, 1996       1,371,794            0.0600             82,308
March  1, 1996         1,401,664            0.0600             84,100
April 1, 1996          1,413,736            0.0666             94,155
May 1, 1996            1,445,236            0.0666             96,253
June 1, 1996           1,448,836            0.0666             96,492
July 1, 1996           1,448,836            0.0666             96,492
August 1, 1996         1,448,836            0.0666             96,492
September 1, 1996      1,498,246            0.0666             99,784

TOTAL                                                        $825,600

                       WEST COAST REALTY INVESTORS, INC.

                         NOTES TO FINANCIAL STATEMENTS
     THREE  AND NINE MONTHS ENDED SEPTEMBER 30, 1996, AND 1995 (UNAUDITED)
                        AND DECEMBER 31, 1995 (Continued)

NOTE 9 - NEW ACCOUNTING PRONOUNCEMENTS

Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of"
(SFAS No. 121) issued by the Financial Accounting Standards Board (FASB) is effective for financial statements for fiscal years beginning after December 15, 1995. The new Standard establishes new guidelines regarding when impairment losses on long-lived assets, which include plant and equipment, and certain identifiable intangible assets, should be recognized and how impairment losses should be measured. The partnership elected adoption of SFAS No. 121 on January 1, 1996. This adoption had no effect on the statement of income for the nine months ended September 30, 1996, as there were no impairment amounts recorded during the period.

Statements of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123) issued by the Financial Accounting Standards Board (FASB) is effective for specific transactions entered into after December 15, 1995, while the disclosure requirements of SFAS No. 123 are effective for financial statements for fiscal years beginning after December 15, 1995. The new standard establishes a fair value method of accounting for stock-based compensation plans and for transactions in which an entity acquires goods or services from nonemployees in exchange for equity instruments. The Company does not currently provide stock based compensation and adoption does not have a material effect on its financial position or results of operations for the nine months ended September 30, 1996.

NOTE 10 - SUBSEQUENT EVENT

(a) In October 1996, the Company paid dividends totaling $292,768 ($0.0666 per share per monthly record date), payable to shareholders of record on July 1, August 1, and September 1, 1996, respectively (Note 8).

                          INDEPENDENT AUDITORS' REPORT

Shareholders
West Coast Realty Investors, Inc.

We have audited the accompanying summary of historical information relating to operating revenues and specified expenses of 717 and 721 West Del Paso Road (the Property) for the three months ended March 31, 1996 and for the year ended December 31, 1995. These financial statements are the responsibility of 717 and 721 West Del Paso's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the summary of historical information relating to operating revenues and specified expenses is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the summary of historical information relating to operating revenues and specified expenses. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall summary relating to operating revenues and specified expenses presentation. We believe our audits provide a reasonable basis for our opinion.

The accompanying summary of historical information relating to operating revenues and specified expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and excludes certain material expenses, described in Note 2, that would not be comparable to those resulting from the proposed future operations of the Property.

In our opinion, the summary of historical information relating to operating revenues and specified expenses referred to above presents fairly, in all material respects, the operating revenues and specified expenses, exclusive of expenses described in Note 2, of the Property for the three months ended March 31, 1996 and the year ended December 31, 1995 in conformity with generally accepted accounting principles.


HUNNICUTT OKAMOTO & ASSOCIATES

May 21, 1996
Woodland Hills, California

                         717 AND 721 WEST DEL PASO ROAD

                 SUMMARY OF HISTORICAL INFORMATION RELATING TO
                    OPERATING REVENUES AND SPECIFIED EXPENSES

                   For the Three Months Ended March 31, 1996
                                      and
                          Year Ended December 31, 1995
                                                  Three
                                                   Months           Year
                                                  Ended             Ended
                                                  March 31,       December 31,
                                                    1996             1995
                                               ------------      ------------
     Operating Revenues:

          Rental income                           $  45,219      $ 176,815

          Total operating revenue                    45,219        176,815

     Specified Expenses:

         Operating expenses                           2,700            170
         Interest expense                            15,985         63,931

              Total specified expenses               18,685         64,101

     Excess of operating revenues
      over specified expenses                      $ 26,534       $112,714

[FN]
                      See accompanying notes to summary of
                             historical information

                         717 and 721 WEST DEL PASO ROAD
             NOTES TO SUMMARY OF HISTORICAL INFORMATION RELATING TO
                   OPERATING REVENUES AND SPECIFIED EXPENSES


NOTE 1 - THE PROPERTY

717 and 721 West Del Paso Road (the Property) is comprised of two adjacent single story light industrial buildings located in the city of Sacramento, California. The two properties are located in the same industrial park. The 717 West Del Paso Road property has a rental area approximating 11,200 square feet. The 721 West Del Paso Road property has a rental area approximating 8,640 square feet. Both properties are currently leased to Java City, a California corporation. The owners of the Property are also shareholders of the corporate tenant. Both leases have lease terms expiring in 2003. The lease agreements provide that specified expenses including insurance, repairs and maintenance and property taxes of the Property are paid by the lessee. However, the lease of 721 West Del Paso Road provides that the lessor shall keep the foundation, roof and structural portions of the exterior walls in good order, condition and repair. During the three months ended March 31, 1996 and the year ended December 31, 1995 the lessor incurred $2,700 and $170, respectively in roof repairs to the 721 West Del Paso Road property. These specified expenses incurred by the Property are included as operating expenses in the accompanying summary.

Minimum rental income, under the existing leases, is $183,800, $191,200, $198,800, $206,800, $215,100, $223,700 for the years ended December 31, 1996 through December 31, 2001 and $371,500 for years thereafter.

The Property is expected to be acquired by West Coast Realty Investors, Inc. in
July 1996.   The property is expected to be acquired subject to the assumption of two promissory notes. The first note has an outstanding balance of approximately $341,800 as of March 31, 1996 and is due in 2001. The note rate is 10%. Interest expense incurred during the three months ended March 31, 1996 and the year ended December 31, 1995 and during was $8,654 and $33,640, respectively.

The second note has an outstanding balance of approximately $387,900 as of March 31, 1996 and is due in 2018. The note rate is 8%. Interest expense incurred during the three months ended March 31, 1996 and during the year ended December 31, 1995 was $7,331 and $30,291, respectively.

NOTE 2 - BASIS OF PRESENTATION

The summary of historical information relating to operating revenues and specified expenses of the Property excludes the following items, which are not comparable to the future operations of the Property under the ownership of West Coast Realty Investors, Inc.

     (a) Depreciation of buildings, improvements and equipment
     (b) Nonrecurring income and expenses

Rental income is recognized when earned and expenses are recognized when incurred.

                                        WEST COAST REALTY INVESTORS, INC.
                                ESTIMATED TWELVE MONTH PRO FORMA STATEMENT OF
                                        TAXABLE OPERATING INCOME (NOTE 1)
                                   BASED ON ACQUISITION OF JAVA CITY PROPERTY
                                                Java City Property Audited
                           Historical Operating      Financial Results
                             Results for WCRI      for the period ended         Pro Forma            Estimated Pro
                             December 31, 1995      December 31, 1995      Adjustments (note 2)      Forma Results


REVENUE:
   Rental Income                   $1,692,176             $176,815              $35,433 (a)             $1,904,424
   Interest Income                    120,950                                  (55,000) (b)                 65,950

                                    1,813,126              176,815             (19,567)                  1,970,374


COSTS AND EXPENSES:
    Operating                         169,679                  170                6,367 (c)                176,216
    Interest                          620,031               63,931                                         683,962
    General and Administrative        117,667                                                              117,667
    Depreciation and Amortization     256,144                                    26,008 (d)                282,152

                                    1,163,521               64,101               32,375                  1,259,997


Taxable Operating Income             $649,605             $112,714            ($51,942)                   $710,377


            WEST COAST REALTY INVESTORS, INC.
  STATEMENT OF CASH AVAILABLE FROM OPERATIONS (NOTE 1)
Pro Forma Taxable Net Operating Income                      $710,377

Add:  Depreciation                                           282,152

Pro Forma Cash Available from Operations                    $992,529

[FN]

            See accompanying notes to pro forma financial statements

                       WEST COAST REALTY INVESTORS, INC.
                               JAVA CITY PROPERTY
                    NOTES TO PRO FORMA FINANCIAL STATEMENTS
                                  (UNAUDITED)


NOTE 1 -- BASIS OF PRESENTATION

The preceding unaudited pro forma statements are based on information obtained from the lease and Agreement to Purchase documents pertaining to the property located at 717 and 721 West Del Paso Road, Sacramento, California (the "Java City Property" or the "Property").

The pro forma statements use the audited financial statements for the year ended December 31, 1995 as a base for preparing the estimated pro forma operations for the Property during its first full year of operations. The Property's current tenant, Cucina Holdings, Inc. (doing business as Java City), leases the space in the two separate buildings. The leases on both buildings expire October 31, 2003. The leases are triple net in nature.

The pro forma results reflect a full year of operations for the Property assuming that it was acquired January 1, 1995. They contain certain adjustments which are expected to be incurred in the Property's first year of operations.

There can be no assurance that the foregoing results will be obtained.

The Company acquired the property from a party who is also the President of Cucina Holdings, Inc. The Company is unaware of any material factors which would cause the reported financial information not to be indicative of future operating results.

NOTE 2 - PRO FORMA ADJUSTMENTS

The significant pro forma adjustments are as follows:

(a) To reflect a full year's worth of rental income per provisions of the lease with the Property's tenant. In calculating the amount, the total remaining minimum monthly rent from January 1, 1995 to October 31, 2003 is recognized on a straight-line basis in accordance with generally accepted accounting principles.

(b) To eliminate interest income not earned due to assumed application of funds toward purchase of Java City Property.

(c) To reflect approximate property management fees of 3% of rental income in the first year of the lease.

                       WEST COAST REALTY INVESTORS, INC.
                               JAVA CITY PROPERTY
                    NOTES TO PRO FORMA FINANCIAL STATEMENTS
                                  (UNAUDITED)



(d) The computation of depreciation is based on the cost of the Property including estimated Acquisition Fees and Expenses, and is for the initial twelve months subsequent to the purchase. The allocation of the cost of the property to the various asset categories and lives is based on the allocations contained in the final appraisal report for the Property. Depreciation has been computed on a straight-line basis over the component useful life of the assets.

                      DEPRECIABLE LIFE          COST             DEPRECIATION
Building & Improvements          39             $944,104             $24,208
Site Improvements                39               70,190               1,800
Land                          -------            814,206                ---

                                               $1,828,500            $26,008

                          INDEPENDENT AUDITORS' REPORT


Shareholders
West Coast Realty Investors, Inc.


We have audited the accompanying summary of historical information relating to operating revenues and specified expenses of Tycom Property (the Property)
for the period January 12, 1996 to December  17, 1996.   These financial
statements are the responsibility of Tycom Property's management. Our responsibility is to express an opinion on these financial statements based upon our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the summary of historical information relating to operating revenues and specified expenses is free of material
misstatement.   An audit  also includes examining, on a test basis,  evidence supporting the amounts and  disclosures in the summary of historical
information relating to operating revenues and specified expenses.   An
audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall summary relating to operating revenues and specified expenses presentation.
We believe  our audit provides a reasonable basis for our opinion.

The accompanying summary of historical information relating to operating revenues and specified expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and excludes certain material expenses, described in Note 2, that would not be comparable to those resulting from the proposed future operations of the Property.

In our opinion, the summary of historical information realting to operating revenues and specified expenses referred to above presents fairly, in all material respects, the operating revenues and specified expenses, exclusive of expenses described in Note 2, of the Property for period January 12, 1996 until December 17, 1996 in conformity with generally accepted accounting principles.


January 17, 1997
Woodland Hills, California

                                 TYCOM PROPERTY
                 SUMMARY OF HISTORICAL INFORMATION RELATING TO
                   OPERATING REVENUES AND SPECIFIED EXPENSES
              For the Period January 12, 1996 to December 17, 1996

Operating Revenues:

     Rental income                                    $  ---------
     Total operating revenue                             ---------

Specified Expenses:

     Operating expenses                                   19,800
                                                        ---------
     Total specified expenses                             19,800
                                                        ---------
     Excess of specified expenses
      over operating revenues                           $(19,800)
                                                        =========

[FN]
                      See accompanying notes to summary of
                             historical information

                                 TYCOM PROPERTY
             NOTES TO SUMMARY OF HISTORICAL INFORMATION RELATING TO
                   OPERATING REVENUES AND SPECIFIED EXPENSES


NOTE 1 - The Property

The Tycom Property  (the Property)  is comprised of  a two  story building  with
underground parking  located in  the  city of  Irvine,  California.   The  Tycom
Property has a rental area approximating 63,255 square feet.

The sole  tenant  of the  Property  is  Tycom Corporation.    Tycom  Corporation
acquired the Property in January 1996.   The Property was vacant prior to  Tycom
Corporation's acquisition.

Tycom Corporation substantially improved the Property subsequent to acquisition. Tycom Corporation did not occupy the Property until on or about December 17, 1996 when Tycom Corporation sold the property to an unrelated third party
(Seller) and entered into a lease agreement to occupy the Property under an eleven year term. Accordingly, the management of the Property from January 12, 1996 until December 17, 1996, Tycom Corporation, did not incur any operating revenues or specified expenses of the Property other than utility expenses. The utility expenses are shown as operating expenses on the accompanying summary of historical information relating to operating revenues and specified expenses .

The lease agreement entered into between Tycom Corporation and the Seller, among other things, provides minimum rental income of $298,422, $447,633, $447,633, $447,663, $447,663, for the years ended December 31, 1997 through December 31, 2001 and $2,704,450 for years thereafter.

The Property was acquired by West Coast Realty Investors, Inc. in January 1997 from the Seller.

NOTE 2 - Basis of Presentation

The summary of historical information relating to operating revenues and specified expenses of the Property excludes the following items, which are not comparable to the future operations of the Property under the ownership of West Coast Realty Investors, Inc.

     (c) Interest expense on mortgages
     (b) Depreciation of buildings, improvements and equipment
     (c) Nonrecurring income and expenses

Rental income is recognized when earned and expenses are recognized when incurred.

                                      WEST COAST REALTY INVESTORS, INC.
                            ESTIMATED TWELVE MONTH PRO FORMA STATEMENT OF
                                      TAXABLE OPERATING INCOME (NOTE 1)
                               BASED ON ACQUISITION OF THE TYCOM PROPERTY

                                              Tycom Property-- Audited
                        Historical Operating      Financial Results
                          Results for WCRI   for the period January 12,       Pro Forma            Estimated Pro
                        December 31, 1995   1996 to December 17, 1996     Adjustments (note 2)   Forma Results
REVENUE:
  Rental Income              $1,692,176                                        $335,725(a)        $2,027,901
  Interest Income               120,950                                        (55,000)(b)            65,950

                              1,813,126                     0                   280,725            2,093,851


COSTS AND EXPENSES:
  Operating                      169,679               19,800                    10,072(c)           179,751
                                                                               (19,800)(f)
  Interest                       620,031                                        159,561(d)           779,592
  General and Administrative     117,667                                                             117,667
  Depreciation and amortization  256,144                                        132,618(e)           388,762

                               1,163,521               19,800                   282,451            1,465,772


Taxable Operating Income        $649,605             ($19,800)                  ($1,726)            $628,079



        WEST COAST REALTY INVESTORS, INC.
  STATEMENT OF CASH AVAILABLE FROM OPERATIONS (NOTE 1)

Pro Forma Taxable Net Operating Income                              $628,079

Add:  Depreciation                                                   388,762

Pro Forma Cash Available from Operations                          $1,016,841


[FN]

           See accompanying notes to pro forma financial statements

                       WEST COAST REALTY INVESTORS, INC.
                                 TYCOM PROPERTY
                    NOTES TO PRO FORMA FINANCIAL STATEMENTS
                                  (UNAUDITED)


NOTE 1 -- BASIS OF PRESENTATION

The preceding unaudited pro forma statements are based on information obtained from the lease and Agreement to Purchase documents pertaining to the property located at 17862 Fitch Street, Irvine, California (the "Tycom Property" or the "Property").

The pro forma statements use the audited financial statements for the period from January 18, 1996 to December 18, 1996 as a base for preparing the estimated pro forma operations for the Property during its first full year of operations. The Property's current tenant, Tycom Corporation, leases 100% of the space in the building. The lease on the building expires December, 2007. The lease is triple net in nature.

The pro forma results reflect a full year of operations for the Property assuming that it was acquired January 1, 1995. They contain certain adjustments which are expected to be incurred in the Property's first year of operations.

There can be no assurance that the foregoing results will be obtained.

The Company acquired the property from a third party. The Company is unaware of any material factors which would cause the reported financial information not to be indicative of future operating results.



NOTE 2 - PRO FORMA ADJUSTMENTS

The significant pro forma adjustments are as follows:

(a) To reflect a full year's worth of rental income per provisions of the lease with the Property's tenant. In calculating the amount, the total remaining minimum monthly rent from December 1996 to December, 2007 is recognized on a straight-line basis in accordance with generally accepted accounting principles.

(b) To eliminate interest income not earned due to assumed application of funds toward purchase of Tycom Property.

(c) To reflect approximate property management fees of 3% of rental income in the first year of the lease.

                       West Coast Realty Investors, Inc.
                                 Tycom Property
                    Notes to Pro Forma Financial Statements
                                  (unaudited)


(d) To reflect interest expense incurred in connection with debt on the Tycom property.

(e) The computation of depreciation is based on the cost of the Property including estimated Acquisition Fees and Expenses, and is for the initial twelve months subsequent to the purchase. The allocation of the cost of the property to the various asset categories and lives is based on the allocations contained in the final appraisal report for the Property. Depreciation has been computed on a straight-line basis over the component useful life of the assets.

                     DEPRECIABLE LIFE           COST            DEPRECIATION
Building & Improvements          39           $1,932,500           $49,551
Tenant Improvements              11            1,400,000           127,273
Land                           -------         1,570,000           --------

                                             $ 4,902,500           $176,824


(f) To eliminate operating expenses incurred in period prior to ownership since this lease is triple-net in nature.


                       WEST COAST REALTY INVESTORS
                     PRO FORMA STATEMENT OF INCOME
                 For the Nine Months Ended September 30, 1996

INTRODUCTION

  The following unaudited pro forma financial statement is presented to illustrate the effect of the acquisition of the Java City and Tycom
Properties, as described elsewhere in this Offering, on the results of operations of the Company.

  The unaudited pro forma statement of income has been prepared as if the Java
City and Tycom Properties had been acquired and occupied by their respective tenants on January 1, 1996.

   Because the Tycom property is not expected to be occupied until time of acquisition, and the previous owner of the Building when it was last occupied was Tycom, there are no current audited operating results available for that Property. Information from the lease that will go into effect upon occupancy by Tycom was used in coming up with the pro forma financial statement.

  The unaudited pro forma financial statement is not necessarily indicative of the Company's future operations and should be read in conjunction with the other financial statements and notes thereto included elsewhere in this prospectus.
                                                     Java City            Tycom
                                                   Audited Results    Audited Results     Pro Forma
                                  Historical       3 months ended  January 12, 1996 to  Adjustments
                              September 30, 1996   March 31, 1996    December 17, 1996    (Note 2)           Pro Forma
Revenues:
   Rent                               $1,772,462          $45,219                           $67,404  (1)     2,220,810
                                                                                            335,725  (2)

   Interest                               70,564                                           (60,000)  (3)        10,564

                                       1,843,026           45,219                           343,129          2,231,374

Expenses:

  Operating                               83,061            2,700           19,800         (19,800) (11)        85,761
  Property Taxes                          55,927                                                                55,927
  Property Management Fees-related party  78,213                                              3,379  (4)        91,663
                                                                                             10,072  (5)

  Interest                               639,327           15,985                            21,313  (6)       836,186
                                                                                            159,561  (7)

  General and Administrative             105,542                                                               105,542
  Depreciation and amortization          288,237                                             19,506  (8)       440,361
                                                                                            132,618  (9)

  Advisory Fees                           35,912                                             21,570 (10)        57,482

                                       1,286,219           18,685           19,800          348,218          1,672,922


NET INCOME                              $556,807          $26,534         ($19,800)          (5,090)          $558,451



NET INCOME PER SHARE                       $0.41                                                                $0.35

Weighted Average Shares Outstanding     1,430,333        Weighted average shares used for
                                                         pro forma calculation (Note 3)                      1,602,404


                       WEST COAST REALTY INVESTORS, INC.
                    NOTES TO PRO FORMA FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996

                                  (UNAUDITED)

1.   BASIS OF PRESENTATION

The pro forma statements of income reflects operations for the Company assuming that the Java City and Tycom Properties were acquired on January 1, 1996. This statement contains certain adjustments which are expected to be incurred in those properties' first year of operations, with a full nine month's worth of operations reflected in the Statement of Income for the nine months ended September 30, 1996.

There can be no assurance that the foregoing results will be obtained.

2.   PRO FORMA ADJUSTMENTS

The adjustments to the pro forma statement of income are as follows:

(1)  To reflect rental income from  January 1, 1996 to  August 1, 1996 for
Java City.

(2) To reflect nine months of rental income for the Tycom Property based on the provisions of the first year of the lease on Tycom.

(3) To eliminate interest income on funds used to purchase the Java City and Tycom Properties from January 1, 1996 to August 1, 1996.

(4)  To reflect property  management fees   from January  1, 1996  to
August 1, 1996. for Java City.

(5) To reflect property management fees for nine months based on the first nine months of the lease on the Tycom property.

(6) To reflect added interest expense for the Java City property from January 1, 1996 to August 1, 1996.

(7) To reflect added interest expense for the Tycom property based on the first nine months of payments under the projected amortization schedule for the Tycom Property loan.

(8) To reflect depreciation expense on the Java City Property from January 1 to August 1, 1996.

                       WEST COAST REALTY INVESTORS, INC.
                    NOTES TO PRO FORMA FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996

                                  (UNAUDITED)


(9) To reflect depreciation expense on the Tycom Property based on the first nine months of operations.

(10) To reflect approximate additional advisory fees payable to the Advisor as a result of ownership of the Java City and Tycom Properties from
January 1, 1996 to August 1, 1996. It should be noted that of the $35,912 in Advisory Fees actually incurred during the nine months ended
September 30, 1996,  $20,912 (58%) were waived by the Advisor, and the
amount waived was treated as  an equity  contribution into the Company.   In
addition, Advisory fees were incurred  for the quarter ended
September 30, 1996, only, due to a change in the Advisory schedule approved by the Company's stockholders in June 1996, that was effective July 1, 1996.

(11) To eliminate operating expenses incurred by previous owner of Tycom Property in 1996 since the Company will be operating the Property on a triple net basis.

2.     PER SHARE AMOUNTS

The pro forma income statement assumes that the Java City and Tycom properties were owned as of January 1, 1996. The Company has and is using approximately $3.7 million in cash to acquire these properties. However, as of January 1, 1996, the Company actually had approximately $1.5 million available for the acquisition of additional properties. The properties were acquired primarily
using funds  raised subsequent to January 1, 1996.   Therefore, the weighted
average shares outstanding as of September 30, 1996, was calculated assuming that an additional $2.8 million in shares (280,000 shares) were outstanding as of January 1, 1996, and that no additional shares were issued throughout the year. This is assumed to be the minimum number of shares that would be sold given the offering expenses and reserves that are allocated against shares sold.


                                         WEST COAST REALTY INVESTORS, INC.
                                           PRO FORMA STATEMENT OF INCOME
                                       FOR THE YEAR ENDED DECEMBER 31, 1995

INTRODUCTION

  The following unaudited pro forma financial statement is presented to illustrate the acquisition of the Safeguard Building, Technology Drive, Java
City Properties, and Tycom Property as described in this offering, on the results of operations of the Company.

  The unaudited pro forma statement of income has been prepared as if all the aforementioned properties had been acquired and occupied by their respective tenants on January 1, 1995.

  The unaudited pro forma financial statements are not necessarily indicative of the Company's future operations and should be read in conjunction with the other financial statements and notes thereto included elsewhere in this
Prospectus.
                                                                                                               Pro Forma
                         Historical       Safeguard   Technology     Java                  Adjustments         Condensed
                     December 31, 1995   Building (I)  Drive (II)  City (III)   Tycom (IV)    (Note 1)     December 31, 1995
Revenues:
Rental                      $1,692,176      $680,457    $236,039     $176,815               ($437,744)  (a)   $2,851,554
                                                                                               20,745   (b)
                                                                                               35,433   (c)
                                                                                              447,633   (d)

Interest                       120,950                                                       (120,000)  (e)          950

                             1,813,126       680,457     236,039      176,815                 (53,933)         2,852,504

Expenses:
Operating                      169,679                     5,862          170      19,800      11,148   (f)      214,359
                                                                                                7,704   (g)
                                                                                                6,367   (h)
                                                                                               13,429   (i)
                                                                                             (19,800)   (q)
Interest                       620,031                    38,246       63,931                  84,130   (j)    1,245,512
                                                                                               13,678   (k)
                                                                                              212,748   (l)
Depreciation and amortization  256,144                                                         38,492   (m)      553,696
                                                                                               56,228   (n)
                                                                                               26,008   (o)
                                                                                              176,824   (p)
General and administrative     117,667                                                                           117,667

                             1,045,854                    44,108       64,101      19,800     626,956          2,131,234

Net Income                    $649,605      $680,457    $191,931     $112,714   ($19,800)    (680,889)          $721,270


Net Income Per Share                      $0.58                          Net Income Per Share                     $0.42



Weighted Average Shares                                      Weighted Average Shares Used For Pro Forma
 Used for Historical calculation      1,117,494              Calculation (Note 2)                             1,721,986

[FN]
---------------------------
(I)  Year ended December 31, 1994 (audited)
(II) Nine months ended September 30, 1995 (audited)
(III) Year ended December 31, 1995 (audited)
(IV) Period January 12, 1996 to December 17, 1996 (audited)
                                                             F-60

                       WEST COAST REALTY INVESTORS, INC.

                     NOTES TO PRO FORMA STATEMENT OF INCOME
               FOR THE YEAR ENDED DECEMBER 31, 1995  (UNAUDITED)

                             BASIS OF PRESENTATION

The pro forma Statements of Income reflects operations for the Company assuming that the Safeguard Building, Technology Drive, Java City, and Tycom properties were acquired on January 1, 1995. This statement contains certain adjustments which are expected to be incurred in those properties' first year of operations, reflected in the Statement of Income for the year ended December 31, 1995.

There can be no assurance that the foregoing results will be obtained.

1.     PRO FORMA ADJUSTMENTS

The adjustments to the pro forma statement of income are as follows:

a. To adjust historical Safeguard Building information to reflect rental income from January 1, 1995 to May 22, 1995 (date of acquisition).

b. To record rental income for Technology Drive property from October 1 to October 31, 1995 (date of acquisition), reflecting leases in effect during 1995.

c.   To adjust rental  income for  the Java  City property  to recognize
rental income on a  straight-line basis   for 1995 using  lease rates in
effect   from January 1, 1995 to August 1, 2003.

d.   To reflect one year of rental income for Tycom Property

e. To eliminate interest income to reflect funds used for the acquisition of properties.

f. To reflect additional property management fees for the Safeguard Building for the entire year.

g. To reflect additional property management fees for the Technology Drive property for the entire year.

h.   To reflect additional property management fees for the Java City property.

i.   To reflect one year of property management fee for the Tycom Property.

j.   To reflect interest expense on the Safeguard Building for calendar 1995.

k.   To reflect interest expense on Technology Drive for calendar 1995.

l. To reflect interest expense on Tycom Property for first year of mortgage debt.

                       WEST COAST REALTY INVESTORS, INC.

                     NOTES TO PRO FORMA STATEMENT OF INCOME
               FOR THE YEAR ENDED DECEMBER 31, 1995  (UNAUDITED)
                              (CONTINUED)


m. To reflect additional depreciation expense on the Safeguard Building for calendar 1995.

n. To reflect additional depreciation expense on the Technology Drive property for calendar 1995.

o.   To reflect depreciation expense on the Java City Property for 1995.

p. To reflect depreciation expense on the Tycom Property for its first year of ownership.

q. To eliminate operating expenses incurred on the Tycom property by prior ownership, since the Company will be operating and leasing the property on a triple-net basis.


2.     PER SHARE AMOUNTS

The pro forma income statement assumes that the Technology Drive, Safeguard Building, Java City, and Tycom properties were owned as of January 1, 1995. The Company used approximately $7.8 million in cash to acquire these properties. However, as of January 1, 1995, the Company actually had
approximately   $1.4 million available for the acquisition of additional
properties. The properties were acquired primarily using funds raised subsequent to January 1, 1995. Therefore, the weighted average shares outstanding as of December 31, 1995, was calculated assuming that an additional $8.1 million in shares (810,000 shares) were outstanding as of January 1, 1995, and that no additional shares were issued throughout the year. This is assumed to be the minimum number of shares that would be sold given the offering expenses and reserves that are allocated against shares sold.

                                           WEST COAST REALTY INVESTORS
                                             PRO FORMA BALANCE SHEET
                                                  SEPTEMBER 30, 1996
                                                         PRO FORMA           PRO FORMA
ASSETS                              SEPTEMBER 30, 1996   ADJUSTMENTS         BALANCE
RENTAL REAL ESTATE                          21,211,737      4,902,500  (2)   26,114,237
CASH AND CASH EQUIVALENTS                    1,679,934      1,400,000  (1)      514,737
                                                           (2,565,197) (2)
ACCOUNTS RECEIVABLE                            241,164                          241,164
OTHER ASSETS                                   160,444                          160,444

                                            23,293,279                       27,030,582

LIABILITIES AND STOCKHOLDERS' EQUITY

DUE TO RELATED PARTY                            26,437                           26,437
DIVIDENDS PAYABLE                              292,531                          292,531
SECURITY DEPOSITS                              112,334         37,303  (2)      149,637
OTHER LIABILITIES                              158,556                          158,556
NOTES PAYABLE                               10,129,735      2,300,000  (2)   12,429,735

     TOTAL LIABILITIES                      10,719,593                       13,056,896


COMMITMENTS AND CONTINGENCIES

COMMON STOCK AND ADDTIONAL PAID-IN CAPITAL  13,391,355      1,400,000  (1)   14,791,355
DISTRIBUTIONS IN EXCESS OF EARNINGS           (817,669)                        (817,669)

   TOTAL STOCKHOLDERS' EQUITY               12,573,686                       13,973,686

                                            23,293,279                       27,030,582

                       WEST COAST REALTY INVESTORS, INC.
                        NOTES TO PRO FORMA BALANCE SHEET
                               SEPTEMBER 30, 1996

   The pro forma Balance Sheet assumes that the Tycom Property was acquired on September 30, 1996. This statement reflects certain changes to the balance sheet that would be reflected if the property was acquired on that date.

NOTE 1 - ADDITIONAL EQUITY RAISED


   The Company would not have had enough funds available to acquire the property as of September 30, 1996. Therefore, an assumption was made that the Company had raised an additional $1.4 million in investor proceeds, from the sale of approximately 159,091 shares. This would be sufficient funds to acquire the
Property and maintain a reserve account of 3% of all funds raised.   In reality,
between November 6, 1996 and January 14, 1997 the Company received approximately $1,475,000 in net proceeds from the sale of shares sold from August 1 to December 29, 1996.

NOTE 2 - ACQUISITION OF TYCOM PROPERTY


   These adjustments reflect the effect of acquiring the Tycom Property, including an increase in security deposits, notes payable and rental real estate, and a net decrease in cash and cash equivalents.